As filed with the Securities and Exchange Commission on December 3, 1997.


                                         Registration No. 333-39619
===========================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                          ----------------------
                            AMENDMENT NO. 1 TO
                                 FORM S-3
                           ---------------------
                             TEREX CORPORATION
          (Exact name of Registrant as specified in its charter)

       Delaware                           3537                  34-1531521
(State or other jurisdiction  (Primary standard industrial        (I.R.S.
Employer
incorporation or organization) classification code number)
Identification No.)

                            500 Post Road East
                       Westport, Connecticut  06880
                              (203) 222-7170
           (Address, including zip code, and telephone number,
     including area code, of Registrant's principal executive offices)
                         ------------------------
                         Marvin B. Rosenberg, Esq.
                             TEREX CORPORATION
                            500 Post Road East
                       Westport, Connecticut  06880
                              (203) 222-7170
         (Name, address, including zip code, and telephone number,
                including area code, of agent for service)
                         -------------------------
                                Copies To:
              Robinson Silverman Pearce Aronsohn & Berman LLP
                        1290 Avenue of the Americas
                         New York, New York  10104
                    Attention:  Stuart A. Gordon, Esq.
                            Eric I Cohen, Esq.
                         -------------------------
       Approximate date of commencement of proposed sale to public:
From time to time after the effective date of this Registration Statement.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [x]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]___________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]______

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===========================================================================

PROSPECTUS

                                $16,000,000

                                    of

                             TEREX CORPORATION

                               Common Stock
                      _______________________________

   This Prospectus relates to the offer and sale by the holders thereof (the "Selling Stockholders") of the shares of common stock, par value $.01 per share ("Common Stock"), of Terex Corporation, a Delaware Corporation ("Terex" or the "Company"), to be issued by the Company to the Selling Stockholders in exchange for all of the outstanding shares of Series A Redeemable Exchangeable Preferred Stock, par value $.01 per share, of Terex Cranes, Inc., a subsidiary of the Company, in connection with the merger of Terex Cranes, Inc. with and into the Company.

   The Common Stock is listed on the NYSE under the trading symbol "TEX." On December 2, 1997, the closing price of the Common Stock on the New York Stock Exchange (the "NYSE") was $20 5/16 per share.

   The shares of Common Stock offered hereby may be sold by the Selling Stockholders to purchasers directly, or through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of such shares of Common Stock for whom they may act as agents. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of such shares of Common Stock may be deemed to be underwriters under the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of such shares of Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The shares of Common Stock offered hereby may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of the shares of Common Stock by the Selling Stockholders may be effected in one or more transactions that may take place on the NYSE, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Stockholders in connection with such sales of securities. See "Plan of Distribution." The Company will not receive any cash proceeds from the sale by the Selling Stockholders of the shares of Common Stock offered hereby.
                   _____________________________________

      FOR A DISCUSSION OF CERTAIN MATTERS WHICH SHOULD BE CONSIDERED
         BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS," ON PAGE 4.
                   _____________________________________

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
        OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                    THE CONTRARY IS A CRIMINAL OFFENSE.
                   ____________________________________

             The date of this Prospectus is December __, 1997.

                           AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address for such Web site is http://www.sec.gov.

    In addition, the Common Stock is listed on the NYSE under the symbol "TEX" and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules, and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each statement is qualified in its entirety by reference to the full text of such contract or document. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the Commission referred to above.

    The Company furnishes stockholders with annual reports containing audited financial statements. The Company also furnishes its common stockholders with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.


                    DOCUMENTS INCORPORATED BY REFERENCE

    The following documents which have been filed by the Company with the Commission are incorporated in this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

    2. The Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated April 4, 1997.

    3. The Company's Current Report on Form 8-K dated April 21, 1997, as amended on Form 8-K/A dated May 22, 1997.

    4.   The Company's Current Report on Form 8-K dated February 26, 1997.

    5.   The Company's Current Report on Form 8-K dated July 25, 1997.

    6. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

    7. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated February 22, 1991.

    8. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996.

    All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents.

    Any statement contained herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented or delivered herewith. These documents (other than exhibits to such documents) are available upon written or oral request from the Company, without charge, to each person to whom a copy of this Prospectus has been delivered, including a copy of its most recent Annual Report to Stockholders. Requests should be directed to Terex Corporation, Attention:
Secretary, 500 Post Road East, Westport, Connecticut 06880 (telephone (203) 222-7170).

    As used herein, unless otherwise indicated or unless the context otherwise requires, the following terms shall have the respective meanings set forth below: (i) "Terex" or the "Company" refers to Terex Corporation and its subsidiaries, including the Simon Access Companies and the Square Shooter Business; (ii) the "Simon Access Companies" and the "Simon Acquisition," respectively, refer to certain former subsidiaries of Simon Engineering plc and the acquisition thereof by the Company on April 7, 1997; (iii) the "Square Shooter Business" and the "Square Shooter Acquisition," respectively, refer to Baraga Products, Inc. and M&M Enterprises of Baraga, Inc. and the acquisition thereof by the Company on April 14, 1997; (iv) the "Acquired Businesses" refers collectively to the Simon Access Companies and the Square Shooter Business; (v) the "Clark Material Handling Segment" and the "Clark Sale," respectively, refer to the former worldwide material handling business of the Company and the sale thereof on November 27, 1996; and (vi) "Continuing Operations" refers to the operations of the Company excluding the Clark Material Handling Segment.


                               RISK FACTORS

    In addition to other matters described in this Prospectus, the following should be carefully considered in connection with an investment in Common Stock:

Significant Leverage

    The Company is highly leveraged. The ratio of the Company's indebtedness to total capitalization was 124%, 106% and 87% at December 31, 1995, December 31, 1996 and September 30, 1997, respectively. The significant decrease from December 31, 1996 to September 30, 1997 was caused by the issuance of 5,700,000 shares of Common Stock in the third quarter of 1997, which resulted in the Company receiving proceeds of $104.6 million, net of underwriting discounts, commissions and other expenses. A portion of the proceeds from the stock offering were used to redeem $83.3 million of Senior Secured Notes (as defined herein).

    This substantial leverage has several important consequences, including the following: (i) a substantial portion of the Company's net cash provided by operating activities, will be dedicated to servicing its indebtedness, and (ii) the Company's ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulations, to make acquisitions, and to take advantage of significant business opportunities that may arise, may be negatively affected. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon future performance, which will be subject to general economic conditions, its ability to achieve cost savings and other financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient operating cash flow in the future to service its debt, it may be required to refinance all or a portion of such debt or to obtain additional financing. There can be no assurance, however, that any refinancing would be possible or that any additional financing could be obtained.

Restrictions Imposed by the Terms of the Company's Indebtedness

    The Indenture governing the Company's Senior Secured Notes and the New Credit Facility (as defined herein) impose upon the Company certain financial and operating covenants, including, among others, restrictions on the ability of the Company to incur debt, pay dividends, or take certain other corporate actions. In addition, the New Credit Facility requires that the Company maintain a certain financial ratio and provides for limitations on capital expenditures. The foregoing covenants may restrict the Company's ability to borrow additional funds, dispose of assets, or otherwise pursue its business strategies, and may impair the Company's ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions, and other general corporate purposes. See "--Acquisition Strategy; Integration of Acquired Businesses." Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Company's debt instruments.

Industry Cyclicality and Substantial Competition

    Sales of products manufactured and sold by the Company have historically been subject to substantial cyclical variation extending over a number of years based on general economic conditions. Downward cycles result in reductions in product sales which adversely impact the Company's results of operations. The Company recognizes the potential adverse impact of cyclical variations in sales of products and has taken a number of steps to reduce its fixed costs to decrease the impact of cyclicality.

    The markets in which the Company competes are highly competitive. To successfully compete, the Company must remain competitive in the areas of quality, price, product line, ease of use, safety, comfort and customer service. Many of the Company's competitors have greater financial resources than the Company.

Acquisition Strategy; Integration of Acquired Businesses

    The Company expects to continue a strategy of identifying and acquiring businesses with complementary products and services which could be expected to enhance the Company's operations and profitability. In particular, the Company has publicly stated that it is weighing its strategic alternatives to expand its crane business and strengthen its Unit Rig high capacity surface mining trucks division. Options under consideration for its Unit Rig Division include disposition or acquisition of, or joint venture with, strategic partners. From time to time, the Company has engaged and continues to engage in preliminary discussions concerning one or more of the foregoing transactions. In addition, the Company is currently in active negotiations for the acquisition of a complementary business to that of its truck business. It is currently anticipated that any such acquisition will be financed primarily through the issuance of debt securities by a wholly-owned acquisition subsidiary. No assurance can be given as to whether a definitive agreement will be reached and, if so, whether the proposed transaction will be consummated. If consummated such acquisition and the related financing would be material to the consolidated operations and financial statements of the Company.

    Future acquisitions may be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of any one or more of the foregoing. There can be no assurance, however that the Company will continue to identify suitable new acquisition candidates, obtain financing necessary to complete such acquisitions or acquire businesses on satisfactory terms, or that any business acquired by the Company will be integrated successfully into the Company's operations or prove to be profitable. Moreover, the Company's ability to obtain financing adequate to enable the completion of suitable acquisitions may be limited by its current debt structure and leverage.
See "--Significant Leverage" and "--Restrictions Imposed by the Terms of the Company's Indebtedness." Successful integration of businesses acquired, including the Simon Access Companies and the Square Shooter Business (as defined herein), will depend, in part, on the Company's ability to manage these additional businesses and eliminate redundancies and excess costs. Material failure or substantial delay in accomplishing such integration could have a material adverse effect on the Company's results of operations and financial condition.

Tax Audit Issues

    The Internal Revenue Service (the "IRS") is currently examining the Company's Federal tax returns for the years 1987 through 1989. In December 1994, the Company received an examination report from the IRS proposing a substantial tax deficiency. The examination report raised a variety of issues, including the Company's substantiation for certain deductions taken during this period, the Company's utilization of certain net operating loss carryovers ("NOLs") and the availability of such NOLs to offset future taxable income. The Company filed an administrative appeal to the examination report in April 1995. As a result of a meeting with the Manhattan division of the IRS in July 1995, in June 1996 the Company was advised that the matter was being referred back to the Milwaukee audit division of the IRS. The Milwaukee audit division of the IRS is currently reviewing information provided by the Company over the past 27 months. The ultimate outcome of this matter is subject to the resolution of significant legal and factual issues. Given the stage of the audit, and the number and complexity of the legal and administrative proceedings involved in reaching a resolution of this matter, it is unlikely that the ultimate outcome, if unfavorable to the Company, will be determined for at least several years. If the IRS were to prevail on all the issues raised, the amount of the tax assessment would be approximately $56 million plus penalties of approximately $12.8 million and interest through September 30, 1997 of approximately $90.0 million. The penalties asserted by the IRS are calculated as 20% of the amount of the tax assessed for fiscal year 1987 and 25% of the tax assessed for each of fiscal years 1988 and 1989. Interest on the amount of tax assessed and penalties is currently accruing at a rate of 11% per annum. The applicable annual rate of interest has historically varied from 7% to 12%.

    If the Company were required to pay a significant portion of the assessment with related interest and penalties, such payment would exceed the Company's resources. In such event, the viability of the Company would be placed in jeopardy, and it is uncertain that the Company could, through financing or otherwise, obtain the funds required to pay such assessment, interest, and applicable penalties. Management believes, however, that the Company will be able to provide adequate documentation for a substantial portion of the deductions questioned by the IRS and that there is substantial support for the Company's past and future utilization of the NOLs. Based upon consultation with its tax advisors, management believes that the Company's position will prevail on the most significant issues. Accordingly, management believes that the outcome of the examination will not have a material adverse effect on its financial condition or results of operations, but may result in some reduction in the amount of the NOLs available to the Company. No additional accruals have been made for any amounts which might be due as a result of this matter because the possible loss ranges from zero to $56 million plus interest and penalties, and the ultimate outcome cannot be determined or estimated at this time. No reserves are being expensed to cover the potential liability.

    Under the terms of the Company's Revolving Credit Agreement, dated as of April 7, 1997, with The First National Bank of Boston, as Agent, and the other lending institutions party thereto (the "New Credit Facility"), an event of default will occur if the Company incurs any liability for federal income taxes which results in an expenditure of cash of more than $15 million in excess of the amounts shown as owed on tax returns filed by the Company prior to April 7, 1997. If this were to occur, the maturity of the New Credit Facility may be accelerated and recourse may be taken against the accounts receivable and inventory securing advances under the New Credit Facility. In such event, the Company would seek to refinance the indebtedness outstanding under the New Credit Facility. There can be no assurance, however, that any refinancing would be obtainable or, if obtainable, that the terms of such refinancing would be acceptable to the Company.

Significant Stockholder

    As of September 30, 1997, Randolph W. Lenz is the beneficial owner of approximately 10% of the outstanding Common Stock. Mr. Lenz retired as the Chairman of the Board and as a Director of the Company on August 28, 1995, and currently serves as a consultant to the Company. In connection with his retirement, Mr. Lenz entered into an agreement with the Company pursuant to which, among other things, he agreed that he will not compete with the Company until November 2000, and will vote his shares of Common Stock in the manner recommended by the Board of Directors and will not acquire any additional shares of Common Stock other than pursuant to the retirement agreement until November 1998. In addition, the agreement also provided for the granting by the Company to Mr. Lenz of a five-year $1.8 million forgivable loan bearing interest at a rate of 6.56% per annum.

    The Company has entered into an agreement, dated June 27, 1997 (the "Standstill Agreement"), with Mr. Lenz and certain of his affiliates which places certain limitations on the ability of Mr. Lenz and such affiliates to acquire, sell or otherwise dispose of shares of the Company's capital stock. However, Mr. Lenz and one or more of such affiliates currently pledge, and, subject to the terms of the Standstill Agreement, may in the future pledge, shares of Common Stock owned by them as collateral for loans. If Mr. Lenz or such affiliates default under such loans, the pledgee may have the right to sell the shares of Common Stock pledged to it in satisfaction of such obligations. The sale or other disposition of a substantial amount of such shares of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock. The sale or disposition of a substantial amount of such shares of Common Stock owned by Mr. Lenz and his affiliates could also result in an Ownership Change (as defined below). See "--Continuation of Net Operating Loss Carryovers."

Continuation of Net Operating Loss Carryovers

    The Company currently has federal NOLs of approximately $188.6 million. The Company would be subject to an annual limitation (described below) on its ability to utilize its NOLs to offset future taxable income if the Company undergoes an ownership change (an "Ownership Change") within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"). Generally, an Ownership Change is deemed to occur if the aggregate cumulative increase in the percentage ownership of the capital stock of the Company (which generally includes for this purpose, but is not limited to, the Common Stock and certain options and warrants) by persons owning five percent or more of such capital stock and certain public groups (within the meaning of Section 382) is more than 50 percentage points in any three-year testing period. In the event of an Ownership Change, the Company's utilization of its NOLs would be limited to an annual amount (without extending the applicable 15-year carryforward period for NOLs) equal to the product of the fair market value of the Company immediately before such Ownership Change (as determined pursuant to Section 382, which may provide for certain reductions in value) multiplied by the long-term tax-exempt rate, which is an interest-indexed rate that is published monthly by the IRS and which is approximately 5.27% as of the date of this Prospectus. NOLs arising after the date that any Ownership Change occurs will be unaffected by such Ownership Change.

    It is impossible for the Company to ensure that an Ownership Change will not occur in the future, in part because the Company has no ability to restrict the acquisition or disposition of the Company's capital stock by persons whose ownership could cause an Ownership Change. If Mr. Lenz and/or his affiliates (see "--Significant Stockholder") were to sell all or substantially all of their remaining shares of the Company's capital stock prior to November 1998 in a manner other than as contemplated by the Standstill Agreement, there would be a substantial likelihood that an Ownership Change would occur. As a result, the Company has entered into the Standstill Agreement with Mr. Lenz and certain of his affiliates which, among other things, reduces the likelihood that future sales of the Company's capital stock by Mr. Lenz or his affiliates will, by themselves, cause an Ownership Change. However, there can be no assurance that the Standstill Agreement will in fact prevent an Ownership Change from occurring. In addition, the Company may in the future take certain actions which, alone or coupled with other events, could give rise to an Ownership Change, if in the exercise of the business judgment of the Company such actions (which may include future issuances of equity securities) are necessary or desirable. If an Ownership Change were to occur, the NOL annual limitation under Section 382 could substantially reduce the Company's future after-tax earnings and cash flow.

Reliance on Key Management

    The success of the Company's business is dependent upon the management and leadership skills of Ronald M. DeFeo, the Company's President and Chief Executive Officer. The Company does not have an employment agreement with Mr. DeFeo and the loss of his services could have a material adverse effect on the Company.

SEC Investigation

    In March 1994, the Securities and Exchange Commission (the "Commission") initiated a private investigation, which included the Company and certain of its affiliates, to determine whether violations of certain aspects of the Federal securities laws had occurred. To date, the inquiry of the Commission has primarily focused on accounting treatment and reporting matters relating to various transactions which took place in the late 1980s and early 1990s. The Company is cooperating with the Commission in its investigation and it is not possible at this time to determine the outcome of the Commission's investigation.

Environmental and Related Matters

    The Company generates hazardous and nonhazardous wastes in the normal course of its manufacturing operations. As a result, the Company is subject to a wide range of federal, state, local and foreign environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous and nonhazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances. Compliance with such laws and regulations has, and will, require expenditures by the Company on a continuing basis. The Company does not expect that these expenditures will have a material adverse effect on its financial condition or results of operations.

Foreign Currencies and Interest Rate Risk

    The Company's products are sold in over 50 countries around the world and, accordingly, revenues of the Company are generated in foreign currencies, while the costs associated with those revenues are only partly incurred in the same currencies. The major foreign currencies, among others, in which the Company does business are the Pound Sterling and the French Franc. Costs of the Company are primarily incurred in the same currencies and in percentages which are not materially different from the revenue percentages. Since the Company's financial statements are denominated in U.S. dollars, changes in exchange rates between the dollar and other currencies have had and will have an impact on the reported results of the Company. To date, this impact has not been material. The Company may, from time to time, hedge specifically identified committed transactions in foreign currencies using forward currency sale or purchase contracts. The Company has not engaged in any speculative or profit motivated hedging activities. Although revenues and costs of the Company may be partially hedged, currency fluctuations will impact the Company's financial performance in the future. In addition, international operations are subject to a number of potential risks, including, among others, currency exchange controls, transfer restrictions and rate fluctuations, trade barriers, the effects of income and withholding tax, and governmental expropriation.

    The Company's borrowings are at both fixed and floating rates of interest. For the floating rate portion of the borrowings, the Company is at risk for fluctuations in interest rates. The Company does not currently hedge any interest rate risk.

Restrictions on Dividends

    Contractual restrictions exist under the Company's 13.25% Senior Secured Notes due May 15, 2002 (the "Senior Secured Notes") and the New Credit Facility which limit the Company's ability to pay dividends on its capital stock. In addition, under Delaware law the Company's ability to pay dividends is subject to the statutory limitation that such payment be made either (i) out of its surplus (the excess of its net assets over its total liabilities plus stated capital) or (ii) in the event that there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The Company intends generally to retain earnings, if any, to repay indebtedness and to fund the development and growth of its business. The Company does not plan on paying dividends on the Common Stock in the foreseeable future. Any future payments of cash dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant.

Shares Eligible for Future Sale

    As of October 31, 1997, 19,722,022 shares of Common Stock (not including the shares of Common Stock offered in this Prospectus) were outstanding. As of October 31, 1997, there were also (a) up to an aggregate of 1,592,065 shares of Common Stock reserved for issuance under the Company's incentive and other benefit plans; (b) an aggregate of 159,908 shares of Common Stock reserved for issuance upon exercise of Series A Warrants (as described under "Description of Securities--Common Stock Purchase Warrants"); and (c) 676,096 shares of Common Stock issuable under the Company's outstanding common stock appreciation rights ("Equity Rights") assuming all holders exercised their Equity Rights on September 30, 1997 and the Company elected to issue shares of Common Stock to satisfy its obligations thereunder. In addition, Randolph W. Lenz, the holder of the Company's Series B Cumulative Redeemable Convertible Preferred Stock (the "Series B Preferred Stock"), has notified the Company of his election to convert his shares of Series B Preferred Stock into 87,300 shares of Common Stock in accordance with the terms thereof, which shares of Common Stock will be issued by the Company during the fourth quarter of 1997.

    The effect, if any, that future market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time cannot be predicted. Nevertheless, sales of substantial additional amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                THE COMPANY

    Terex is a global manufacturer of a broad range of construction and mining related capital equipment. The Company strives to manufacture machines which are low cost, simple to use and easy to maintain. The Company's principal products include telescopic mobile cranes, aerial work platforms, utility aerial devices, telescopic material handlers, truck mounted cranes, rigid and articulated off-highway trucks and high capacity surface mining trucks and related components and replacement parts. The Company's products are manufactured at 12 plants in the United States and Europe and are sold primarily through a worldwide network of dealers in over 750 locations to the global construction, infrastructure and surface mining markets. The Company's operations began in 1983 with the purchase of Northwest Engineering Company, the Company's original business and name. Since 1983, management has expanded and changed the Company's business through a series of acquisitions and dispositions. In 1988, Northwest Engineering Company merged into a subsidiary acquired in 1986 named Terex Corporation, with Terex Corporation as the surviving entity. As a result of the completion of the PPM Acquisition (as defined below) in May 1995, the Company's operations were divided into three principal segments:
Material Handling, Heavy Equipment and Mobile Cranes. On November 27, 1996, the Company completed the sale of its worldwide material handling segment, which was originally acquired in July 1992, and currently operates two business segments: Terex Cranes and Terex Trucks. Terex Cranes manufactures telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), aerial work platforms (including scissor, articulated boom and straight telescoping boom aerial work platforms), utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers (including container stackers, scrap handlers and telescopic rough terrain boom forklifts), truck mounted cranes (boom trucks) and related components and replacement parts. These products are primarily used by construction and industrial customers and utility companies. Terex Cranes is comprised of a number of divisions and subsidiaries, and is headquartered in Conway, South Carolina. Terex Trucks manufactures articulated and rigid off-highway trucks and high capacity surface mining trucks and related components and replacement parts. These products are used primarily by construction, mining and government customers. Terex Trucks is headquartered in Motherwell, Scotland and is comprised of Terex Equipment Limited ("TEL"), located in Motherwell, Scotland, and Unit Rig, located in Tulsa, Oklahoma. The principal executive offices of the Company are located at 500 Post Road East, Westport, Connecticut 06880 and its telephone number is (203) 222-7170.

    Terex Cranes was established as a separate business segment as a result of the acquisition (the "PPM Acquisition") in May 1995 of substantially all of the shares of P.P.M. S.A. and certain of its subsidiaries, including P.P.M. SpA, Brimont Agraire S.A., a specialized trailer manufacturer in France, PPM Krane GmbH, a sales organization in Germany, and Baulift Baumaschinen Und Krane Handels GmbH, a parts distributor in Germany, from Potain S.A., and all of the capital stock of Legris Industries, Inc., which owned 92.4% of the capital stock of PPM Cranes, Inc. from Legris Industries, S.A. Concurrently with the completion of the PPM Acquisition, the Company contributed the assets (subject to liabilities) of its Koehring Cranes and Excavators and Mark Industries division to Terex Cranes, Inc., a wholly-owned subsidiary of the Company. The former division now operates as Koehring Cranes, Inc., a wholly owned subsidiary of Terex Cranes, Inc.

    During 1997, the Company completed two acquisitions to augment its Terex Cranes segment. On April 7, 1997, the Company completed the acquisition of substantially all of the capital stock of certain of the former subsidiaries of Simon Engineering plc for $90 million (subject to adjustment under certain circumstances). The Simon Access Companies consist principally of business units in the United States and Europe engaged in the manufacture, sale and worldwide distribution of access equipment designed to position people and materials to work at heights.
The Simon Access Companies' products include utility aerial devices, aerial work platforms and truck mounted cranes (boom trucks) which are sold to customers in the industrial and construction markets, as well as utility companies. Specifically, the Company acquired 100% of the outstanding common stock of (i) Simon Telelect, Inc. (now named Terex Telelect Inc.), a Delaware corporation, (ii) Simon Aerials, Inc. (now named Terex Aerials, Inc.), a Wisconsin corporation and parent company of Terex RO,
(iii) Sim-Tech Management Limited, a private limited company incorporated under the laws of Hong Kong, (iv) Simon Cella, S.r.1., a company incorporated under the laws of Italy, and (v) Simon Aerials Limited (now named Terex Aerials Limited), a company incorporated under the laws of Ireland; and 60% of the outstanding common stock of Simon-Tomen Engineering Company Limited, a limited liability stock company organized under the laws of Japan. On April 14, 1997, the Company completed the acquisition of all of the capital stock of Baraga Products, Inc. and M&M Enterprises of Baraga, Inc. The Square Shooter Business manufactures the Square Shooter, a rough terrain telescopic lift truck designed to lift materials to heights where they are used in construction.


                              USE OF PROCEEDS

    The Company will not receive any cash proceeds from the sale of the Common Stock by the Selling Stockholders.

                   SELECTED CONSOLIDATED FINANCIAL DATA
              (Dollars in millions, except per share amounts)

    The selected historical consolidated financial data of the Company set forth below as of and for the five years ended December 31, 1996 have been derived from the audited historical consolidated financial statements of the Company and the related notes thereto incorporated by reference in this Prospectus. The following data should be read in conjunction with the historical financial statements of the Company and the related notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.




                                                                Year Ended December 31,
                                               --------------------------------------------------------
                                                   1992       1993       1994       1995      1996
                                                   ----       ----       ----       ----      ----
Income Statement Date:
Net sales . . . . . . . . . . . . . . . . . . . .$282.4     $274.7      $314.1     $501.4    $678.5
Cost of goods sold. . . . . . . . . . . . . . . . 252.8      242.2       266.0      431.0     609.3(1)
                                                  -----      -----       -----      -----     -----
Gross profit. . . . . . . . . . . . . . . . . . .  29.6       32.5        48.1       70.4      69.2(1)
Engineering, selling and administrative
  expenses. . . . . . . . . . . . . . . . . . . .  36.3       40.7        37.7       57.6      64.1(2)
                                                   ----       ----        ----       ----      ----
Income (loss) from operations . . . . . . . . . .  (6.7)      (8.2)       10.4       12.8       5.1(3)
Interest income . . . . . . . . . . . . . . . . .   1.3        0.9         0.5        0.7       1.2
Interest expense. . . . . . . . . . . . . . . . . (22.9)     (30.0)     (28.3)     (38.7)     (44.8)(4)
Amortization of debt issuance costs . . . . . . .  (1.7)      (3.4)      (2.3)      (2.3)      (2.6)
Gain on sale of stock of former subsidiary. . . .    --        3.0        26.0        1.0      --
Other income (expense), net . . . . . . . . . . .  30.6       (3.0)      (1.4)      (5.6)      (1.1)
                                                   ----       ----        ----       ----      ----
Income (loss) from continuing
  operations before income taxes
  and extraordinary items . . . . . . . . . . . .   0.6      (40.7)        4.9     (32.1)     (42.2)
Provision for income taxes. . . . . . . . . . . .   0.1         --          --         --     (12.1)(5)
                                                    ---       ----         ---      -----     -----
Income (loss) from continuing operations
  before extraordinary items. . . . . . . . . . .   0.7      (40.7)        4.9     (32.1)     (54.3)
Income (loss) from discontinued operations. . . .   2.2      (24.3)      (3.7)        4.4     102.0(6)
                                                    ---      -----        ----        ---   -----
Income (loss) before extraordinary items. . . . .   2.9      (65.0)        1.2     (27.7)      47.7
Extraordinary loss on retirement of debt. . . . .    --       (1.5)      (0.7)      (7.5)      --
                                                    ---      -----        ----       ----      ----
Net income (loss) . . . . . . . . . . . . . . . .   2.9      (66.5)        0.5      (35.2)     47.7
Less preferred stock accretion. . . . . . . . . .    --       (0.2)       (6.0)      (7.3)    (22.9)(7)
                                                    ---      -----        ----       ----     -----
Income (loss) applicable to common stock. . . . . $ 2.9     $(66.7)      $(5.5)    $(42.5)    $24.8
                                                  =====     ======       =====     ======     =====
Per Common and Common Equivalent Share:
  Income (loss) from continuing operations. . . . $0.07     $(4.11)     $(0.10)   $(3.79)     $(5.81)

  Income (loss) from discontinued operations. . .  0.22      (2.44)      (0.36)      0.42       7.67
                                                   ----      -----       -----       ----       ----
  Loss before extraordinary items . . . . . . . .  0.29      (6.55)      (0.46)     (3.37)      1.86
  Extraordinary loss on retirement of debt. . . .     --     (0.15)      (0.07)     (0.72)       --
                                                 ======     ======      ======     ======     ======
    Net income (loss) . . . . . . . . . . . . . .$ 0.29     $(6.70)     $(0.53)    $(4.09)    $ 1.86
                                                 ======     ======      ======     ======     ======
 Average Number of Common and Common
  Equivalent Shares Outstanding in
  Per Share Calculation . . . . . . . . . . . . .   9.9       10.0        10.3       10.4      13.3
                                                  =====     ======      ======     ======     =====
  Balance Sheet Data (at end of period):
    Working capital . . . . . . . . . . . . . . .$  97.2   $  69.5     $  56.5     $115.7    $195.2
    Total assets. . . . . . . . . . . . . . . . . 477.3      390.7       401.6      478.9     471.2
    Total debt. . . . . . . . . . . . . . . . . . 217.6      218.0       190.9      329.9     281.3
    Stockholders' equity (deficit). . . . . . . .  (9.1)     (62.3)      (55.7)     (96.9)    (71.7)



                                            (footnotes on following page)


                       Notes to Selected Consolidated
                              Financial Data

(1) As disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," cost of goods sold includes $27.1 million in nonrecurring charges. Excluding these charges, gross profit would have been $96.3 million or 14.2% of net sales.

(2) As disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," engineering, selling and administrative expenses includes $2.8 million in nonrecurring charges. Excluding these charges, engineering, selling and administrative expenses would have been $61.3 million.

(3) Includes the effect of the nonrecurring charges set forth in (1) and (2) above. Excluding these charges, income from operations would have been $35.1 million.

(4) On November 27, 1996, the Company consummated the Clark Sale. As a result, the Clark Material Handling Segment was accounted for as a discontinued operation for the year ended December 31, 1996. Generally accepted accounting principles permit, but do not require, the allocation of interest expense between continuing operations and discontinued operations. The Company has elected not to allocate interest expense to discontinued operations because such allocation, although permitted by generally accepted accounting principles, would not necessarily be indicative of the use of proceeds from the Clark Sale and the effect on interest expense of Continuing Operations. As a result, loss from Continuing Operations includes substantially all of the interest expense of the Company, and income from discontinued operations does not include any material interest expense.

(5) $11.3 million of this charge reflects the utilization of acquired net operating losses by P.P.M. S.A.

(6) Represents the income from operations of the Clark Material Handling Segment ($17.5 million) and the gain on the Clark Sale ($84.5 million).

(7) Includes annual accretion of the Company's Series A Cumulative Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") of $7.7 million, annual accretion of the Series B Preferred Stock and redeemable preferred stock of a subsidiary aggregating $0.7 million, and a $14.5 million nonrecurring charge as a result of the redemption of the Series A Preferred Stock in January 1997.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS

Results of Operations

         The Company currently operates in two industry segments: Terex Cranes and Terex Trucks. The Company previously operated a third industry segment, the Clark Material Handling Segment, the results of which are accounted for as Income (Loss) from Discontinued Operations. Terex Cranes consists of Terex Cranes -- Waverly Operations, Terex Cranes -- Conway Operations and PPM Europe. Terex Trucks consists of TEL and Unit Rig.

Year Ended December 31, 1995 Compared with Year Ended December 31, 1996

         The table below is a comparison of net sales, gross profit, engineering, selling and administrative expenses, income (loss) from operations, and income (loss) from discontinued operations, by segment, for 1995 and 1996. The 1996 amounts include $30.0 million in nonrecurring charges comprised of $18.3 million at Terex Cranes ($16.8 million gross profit; $1.6 million engineering, selling and administrative expenses), $10.4 million at Terex Trucks (gross profit), and $1.2 million General/Corporate/Eliminations (engineering, selling and administrative expenses).

                                                   Year Ended
                                                   December 31,               Increase
                                               1995             1996          (Decrease)       % Change
                                                                           (dollars in millions)
Net Sales
Terex Cranes. . . . . . . . . . . .        $  252.3            $  363.9         $ 111.6         44.2%
                                           --------            --------         -------         -----
Terex Trucks. . . . . . . . . . . .           250.3               314.9            64.6          25.8
General/Corporate/Eliminations. . .           (1.2)               (0.3)             0.9            --
                                           --------            --------         -------         -----
    Total                                  $  501.4            $  678.5         $ 177.1          35.3
                                           ========            ========         =======         =====
Gross Profit
Terex Cranes. . . . . . . . . . . .        $   35.2            $   38.1         $   2.9         8.2%
Terex Trucks. . . . . . . . . . . .            35.9                31.3           (4.6)         (12.8)
General/Corporate/Eliminations. . .           (0.7)               (0.2)             0.5            --
                                           --------            --------         -------          ----
   Total                                   $   70.4            $   69.2         $ (1.2)         (1.7)
                                           ========            ========         =======         =====
Gross Profit (Excluding Nonrecurring Charges)
Terex Cranes. . . . . . . . . . . .        $   35.2            $   54.9         $  19.7         56.0%
Terex Trucks. . . . . . . . . . . .            35.9                41.7             5.8         16.2
General/Corporate/Eliminations. . .           (0.7)               (0.2)             0.5            --
                                           --------            --------         -------         -----
   Total                                   $   70.4            $   96.4         $  26.0         36.9
                                           ========            ========         =======         =====
Engineering, Selling and
Administrative Expenses
Terex Cranes. . . . . . . . . . . .        $   28.0                33.3         $   5.3         18.9%
Terex Trucks. . . . . . . . . . . .            22.9                25.7             2.8         12.2
General/Corporate/Eliminations. . .             6.7                 5.1           (1.6)            --
                                           --------            --------         -------         -----
   Total                                   $   57.6            $   64.1         $   6.5         11.3
                                           ========            ========         =======         =====
Income (loss) From Operations
Terex Cranes. . . . . . . . . . . .        $    7.2            $    4.8         $ (2.4)         (33.3)%
Terex Trucks. . . . . . . . . . . .            13.0                 5.6           (7.4)         (56.9)
General/Corporate/Eliminations. . .            (7.4)              (5.3)             2.1            --
                                           --------            --------         -------         -----
   Total                                   $   12.8            $    5.1         $ (7.7)         (60.2)
                                           ========            ========         =======         =====

Income (loss) From Operations
(Excluding Nonrecurring Charges)
Terex Cranes. . . . . . . . . . . .        $    7.2            $   23.2         $  16.0         222.2%
Terex Trucks. . . . . . . . . . . .            13.0                16.0             3.0         23.1
General/Corporate/Eliminations. . .            (7.4)               (4.1)            3.3         44.6
                                           --------            --------         -------        ------
   Total                                   $   12.8            $   35.1         $  22.3         174.2
                                           ========            ========         =======         =====
Income (loss) From
Discontinued Operations . . . . . .        $    4.4            $  102.0         $  97.6
                                           ========            ========         =======
     Net Sales

     Sales increased $177.1 million, or approximately 35.3%, to $678.5 million from $501.4 million in 1995, reflecting the PPM Acquisition in the second quarter of 1995.

     Terex Cranes' sales were $363.9 million for 1996, an increase of $111.6 million, or 44.2%, from $252.3 million in 1995 which did not include PPM prior to the PPM Acquisition. Machine sales increased $94.9 million to $291.8 million in 1996. This increase in sales was due primarily to the inclusion of PPM Europe and Terex Cranes -- Conway Operations for all of 1996, as compared to 1995 when the results of these operations were not included prior to May 9, 1995. The increase in Terex Cranes' sales in 1996 as compared to 1995 was also attributable to an increase of $34.3 million in sales at Terex -- Waverly Operations as compared to 1995 and, to a lesser extent, to a growth in sales at PPM Europe and Terex Cranes -- Conway Operations during such period. Parts sales increased $11.4 million to $64.3 million in 1996. Terex Cranes' bookings were $356.1 million for 1996, compared to $236.7 million for 1995, an increase of $119.4 million.

     Terex Trucks' sales increased $64.6 million in 1996 to $314.9 million. Machines sales increased 36.2% primarily due to increased presence in the Asian market and the United States rental market, and parts sales increased 8.5% in 1996. The sales mix was approximately 29% parts in 1996 compared to 34.6% parts in 1995. Terex Trucks' bookings for 1996 were $277.9 million, a decrease of $3.0 million, or 1.1%, from 1995. Backlog decreased to $53.4 million at December 31, 1996 from $88.8 million in 1995 as a result of a large order which was placed late in 1995. However, the average backlog increased slightly to $68.1 million for 1996 as compared to $57.0 million for 1995.

     Gross Profit

     Gross profit for 1996 decreased $1.2 million to $69.2 million. The decline in the gross profit was primarily due to the $16.8 million write down of goodwill and other long lived assets at Terex Cranes and $10.4 million of nonrecurring charges recorded at Terex Trucks in the fourth quarter of 1996. These charges substantially offset the increased gross profit from increased net sales during 1996 as compared to 1995. Gross profit as a percentage of net sales for 1996 decreased to 10.2% as compared to 14.0% for 1995 as a result of the nonrecurring charges. However, excluding these $27.1 million charges in 1996, gross profit as a percentage of sales increased to 14.2% and increased from $70.4 million to $96.3 million.

     Terex Cranes' gross profit increased $2.9 million to $38.1 million for 1996, compared to $35.2 million for 1995, reflecting the PPM Acquisition, the effect of cost reduction actions put in place at PPM Europe and Terex Cranes -- Conway Operations, and improved performance at Terex Cranes -- Waverly Operations. These improvements were substantially offset by an impairment charge which resulted from a detailed analysis of future cash flows from operations primarily at Terex Cranes -- Conway Operations facility. Excluding the impairment charge, Terex Cranes' gross profit in 1996 increased $19.7 million as compared to 1995 and the gross profit percentage increased to 15.1% as compared to 14.0% in 1995.

     Terex Trucks' gross profit decreased $4.6 million to $31.3 million in 1996 compared to $35.9 million for 1995. Excluding the $10.4 million nonrecurring charges noted above, Terex Trucks' gross profit increased $5.8 million in 1996 as compared to 1995. The $10.4 million nonrecurring charges are comprised mainly of $8.6 million at Unit Rig for the reduction in value of the Unit Rig Tulsa facility due to changes in production methods, and $1.9 million of goodwill associated with TEL's acquisition of its UK distributor, IMACO, which was written off and recorded as an impairment charge in 1996. Exclusive of these nonrecurring charges, the gross profit percentage in 1996 decreased to 13.2% from 14.3% in 1995 due to an increase in the proportion of machine sales as compared to parts sales. Parts sales have higher margins than machine sales.

     Engineering, Selling and Administrative Expenses

     Engineering, selling and administrative expenses (which include the Company's research and development expenses) increased to $64.1 million in 1996 from $57.6 million for 1995, reflecting the effects of the PPM Acquisition. However, engineering, selling and administrative expenses as a percentage of net sales decreased to 9.4% for 1996 from 11.5% for 1995. Terex Trucks' engineering, selling and administrative expenses increased to $25.7 million for 1996 from $22.9 million for 1995 primarily due to costs associated with a new parts sales office and a new U.K. dealership. Terex Cranes' engineering, selling and administrative expenses increased to $33.3 million for 1996 from $28.0 million for 1995, reflecting the PPM Acquisition and nonrecurring charges of $1.6 million. See "Business -- Research and Development" for a discussion of the Company's engineering expenses.

     Income (Loss) from Operations

     Terex Cranes' income from operations of $4.8 million for 1996 decreased by $2.4 million over 1995, primarily due to the impairment charges at the Terex Cranes -- Conway Operations facility, which were offset somewhat by the increased net sales and the effect of cost control initiatives implemented at all PPM operations since they were acquired by the Company, and continued strong performance by Terex Cranes -- Waverly Operations.

     Terex Trucks' income from operations decreased by $7.4 million to $5.6 million for 1996 from $13.0 million in 1995, primarily due to the nonrecurring charges mentioned above under "Gross Profit." Excluding these charges, income from operations increased to $16.0 million.

     On a consolidated basis, the Company had operating income of $5.1 million for 1996, compared to operating income of $12.8 million for 1995, for the reasons mentioned above.

     Interest Expense

     Net interest expense increased to $43.6 million for 1996 from $38.0 million in 1995 as a result of incremental borrowings associated with the PPM Acquisition. The Company realized gains in 1996 of $3.3 million from the sale of excess property principally in Scotland and Italy.

     Other Income (Expense)

     During 1996, the Company recorded a provision for income taxes of $12.1 million; in 1995, the Company recorded no provision for income taxes. The 1996 provision for income taxes primarily relates to $11.3 million of tax expense recognized at PPM Europe in connection with its recapitalization which required the Company to utilize a net operating loss carryforward. The additional $0.8 million provision relates to taxes due on the sale of property in Europe.

     In 1995, the Company had a gain of $1.0 million from the sale of stock of a former subsidiary and recorded a charge of $0.5 million to recognize the impairment in value of certain properties held for sale.

     Income (Loss) from Discontinued Operations

     Income from discontinued operations in the Clark Material Handling Segment increased $97.6 million to $102.0 million for 1996 as compared to $4.4 million in 1995. The increased income was primarily due to the gain realized on the Clark Sale of $84.5 million. Gross profit for 1996 (through the date of the Clark Sale) increased $1.2 million to $46.0 million as compared to 1995 even though net sales decreased $124.2 million or 23%. Additionally, in 1995 the Clark Material Handling Segment recorded charges of $6.0 million related to severance costs, exit costs and the impairment in value of certain properties held for sale.

     Extraordinary Items

     The Company recorded a charge of $7.5 million in 1995 to recognize a loss on the early extinguishment of debt in connection with its debt refinancing in May 1995.

Year Ended December 31, 1994 Compared with Year Ended December 31, 1995

     The table below is a comparison of net sales, gross profit, engineering, selling and administrative expenses, income (loss) from operations and income
(loss) from discontinued operations, by segment, for 1994 and 1995.


                                                   Year Ended
                                                   December 31,               Increase
                                               1994             1995          (Decrease)       % Change
                                                                           (dollars in millions)
Net Sales
Terex Cranes. . . . . . . . . . . .        $   90.4            $  252.3         $ 161.9         179.1%
Terex Trucks. . . . . . . . . . . .           226.8               250.3            23.5         10.4
General/Corporate/Eliminations. . .            (3.1)               (1.2)            1.9            --
                                           --------            --------         -------         -----
  Total                                    $  314.1            $  501.4         $ 187.3         59.6
                                           ========            ========         =======         =====
Gross Profit
Terex Cranes  . . . . . . . . . . .        $   14.2            $   35.2         $  21.0         147.9%
Terex Trucks. . . . . . . . . . . .            33.9                35.9             2.0         5.9
General/Corporate/Eliminations. . .             ---               (0.7)           (0.7)            --
                                           --------            --------         -------         -----
  Total                                    $   48.1            $   70.4         $  22.3         46.4
                                           ========            ========         =======         =====
Engineering, Selling and Administrative
  Expenses
Terex Cranes. . . . . . . . . . . .        $    6.3            $   28.0         $  21.7         344.4%
Terex Trucks. . . . . . . . . . . .            22.7                22.9             0.2         0.9
General/Corporate/Eliminations. . .             8.7                 6.7           (2.0)            --
                                           --------            --------         -------         -----
  Total                                    $   37.7            $   57.6         $  19.9         52.8
                                           ========            ========         =======         =====
Income (loss) From Operations
Terex Cranes. . . . . . . . . . . .        $    7.9            $    7.2         $ (0.7)         (8.9%)
Terex Trucks. . . . . . . . . . . .            11.2                13.0             1.8         16.1
General/Corporate/Eliminations. . .            (8.7)               (7.4)            1.3            --
                                           --------            --------          ------         -----
  Total                                    $   10.4            $   12.8         $   2.4         23.1
                                           ========            ========         =======         =====
Income (loss) From Discontinued Operations $  (3.7)            $    4.4         $   8.1
                                           ========            ========         =======

     Net Sales

     Sales increased $187.3 million to $501.4 million, or approximately 60%, for 1995 as compared to 1994.

     Terex Cranes' sales were $252.3 million for 1995, an increase of $161.9 million from $90.4 million in 1994 due primarily to the PPM Acquisition. Terex Cranes' backlog was $85.3 million at December 31, 1995, reflecting the additional PPM backlog, compared to $11.7 million at December 31, 1994.

     Terex Trucks' sales increased $23.5 million for 1995 over 1994. Machines sales increased 8%, and parts sales increased 7%. The sales mix was approximately 35% parts for 1995 compared to 36% parts for 1994. Terex Trucks' parts sales were adversely affected by the strike at the Company's parts distribution center. Terex Trucks' bookings for 1995 were $271.3 million, an increase of $39.1 million, or 17%, from 1994. Terex Trucks' backlog was $88.8 million at December 31, 1995 compared to $67.8 million at December 31, 1994.

     Gross Profit

     Gross profit of $70.4 million for 1995 was $22.3 million, or 46%, higher than gross profit of $48.1 million for 1994.

     Terex Cranes' gross profit increased $21.0 million to $35.2 million for 1995, compared to $14.2 million for 1994, primarily reflecting the addition of the May through December 1995 results of PPM. The gross profit percentage for Terex Cranes was 14% for 1995 and 16% for 1994. The gross profit percentage decrease was primarily due to costs related to integrating PPM into Terex Cranes.

     Terex Trucks' gross profit increased $2.0 million to $35.9 million for 1995 compared to $33.9 million for 1994. The gross profit percentage for Terex Trucks was 14% for 1995 and 15% for 1994.

     Engineering, Selling and Administrative Expenses

     Engineering, selling and administrative expenses (which include the Company's research and development expenses) increased to $57.6 million for 1995 from $37.7 million for 1994. Terex Cranes' engineering, selling and administrative expenses increased to $28.0 million for 1995 from $6.3 million for 1994 reflecting the PPM Acquisition. Terex Trucks' engineering, selling and administrative expenses increased to $22.9 million for 1995 from $22.7 million for 1994 as a result of costs associated with the start-up of a new parts service business, which substantially offset the cost savings at other operations. Corporate administrative expenses in 1994 included a charge of $2.2 million in connection with the termination of a management contract with KCS Industries, L.P. ("KCS"), a Connecticut limited partnership principally owned by certain present and former officers of the Company, offset by allocations to operating segments. See "Business--Research and Development" for a discussion of the Company's engineering expenses.

     Income (Loss) from Operations

     Terex Cranes' income from operations of $7.2 million for 1995 decreased by $0.7 million versus 1994, primarily due to losses at PPM. As a result of cost reductions, improvements in inventory management and consolidation of model offerings, PPM Europe, Terex Cranes -- Conway Operations and Terex Cranes -- Waverly Operations were profitable in 1994 and 1995 after several years of losses.

     Terex Trucks' income from operations improved by $1.8 million to $13.0 million for 1995 from $11.2 million in 1994, primarily as a result of reduced costs, offset by costs associated with the start-up of a new parts service business.

     On a consolidated basis, the Company realized operating income of $12.8 million for 1995, compared to $10.4 million for 1994.

     Interest Expense

     Net interest expense increased to $38.0 million for 1995 from $27.8 million in 1994 as a result of incremental borrowings associated with the PPM Acquisition. The Company realized gains of $1.0 million and $26.0 million from sales of common stock of a former subsidiary during 1995 and 1994, respectively.

     Other Income (Expense)

     The Company recorded a charge of $0.5 million in 1995 to recognize the impairment in value of certain properties held for sale.

     The Company also incurred net foreign exchange losses of $1.9 million, trademark-related expenses of $1.3 million, and $0.6 million of group retiree expenses during 1995.

     The Company recorded a charge of $2.5 million in 1995 for payments related to the retirement of its former Chairman of the Board in August 1995, and future payments related to the consulting obligations under the retirement agreement of the former Chairman.

     During 1995 and 1994, the Company recorded no provision for income taxes.

     Extraordinary Items

     The Company recorded a charge of $7.5 million in 1995 to recognize a loss on the early extinguishment of debt in connection with the May 1995 refinancing. During 1994, the Company recognized extraordinary losses totaling $0.7 million to write-off unamortized discount and debt issuance costs when it repurchased $27.3 million of its old senior secured debt.

     Income (Loss) from Discontinued Operations

     Income from discontinued operations in the Clark Material Handling Segment increased $8.1 million to $4.4 million for 1995, as compared to a loss of $3.7 million for 1994. The increased income was primarily due to increased sales and to the success of the cost reduction programs put in place in the latter half of 1995.

Liquidity and Capital Resources

     The Company's businesses are working capital intensive and require funding for purchases of production and replacement parts inventories, capital expenditures for repair, replacement and upgrading of existing facilities as well as financing of receivables from customers and dealers. The Company has significant debt service requirements, including semi-annual interest payments on the Senior Secured Notes and monthly interest payments on the New Credit Facility.

     Debt reduction and an improved capital structure are major focal points for the Company. In this regard, the Company regularly reviews its alternatives to improve its capital structure and to reduce debt through debt refinancings, issuances of equity, asset sales, including the sale of business units, or any combination thereof. As part of its strategy to strengthen its capital structure and reduce debt, on November 27, 1996, the Company completed the Clark Sale for an aggregate cash purchase price, subject to adjustments, of approximately $140 million. Upon closing, the Company immediately paid down its then existing credit facility. In accordance with the indenture governing the Senior Secured Notes (the "Indenture"), the Company offered to repurchase (the "Notes Offer") $100 million principal amount of Senior Secured Notes at par plus accrued interest. The Notes Offer expired on December 27, 1996, but no Senior Secured Notes were tendered for repurchase.

     Consistent with its strategy of improving its capital structure, on December 30, 1996, the Company called all of its issued and outstanding Series A Preferred Stock for redemption on January 29, 1997 (the "Redemption Date"). The Series A Stock was accreting initially at a rate of 13% per annum, which was to increase to 18% per annum at the end of 1998. All 1,200,000 shares of the Series A Preferred Stock outstanding on the Redemption Date were redeemed at a redemption price of $37.80 per share, or approximately $45.4 million in aggregate.

     On July 28, 1997 and August 7, 1997, the Company issued an additional 5,000,000 shares and 700,000 shares, respectively, of its Common Stock in an underwritten public stock offering. The shares were issued at a price to the public of $19.50 per share. The net proceeds received by the Company after deduction of underwriter discounts, commissions and other expenses were $104.6 million. A portion of the proceeds from the stock offering were initially used to reduce borrowings under the New Credit Facility on July 28, 1997. On September 4, 1997, the Company used a portion of the proceeds from the stock offering to redeem $83.3 million of the Senior Secured Notes. The total funds paid at the redemption were $94.6 million ($83.3 million principal, $7.9 million redemption premium and $3.4 million accrued interest). As a result of the redemption of a portion of the Senior Secured Notes, the annual interest payments on the Senior Secured Notes decreases from $33.1 million to $22.1 million, a savings of $11.0 million per year.

     Net cash of $17.6 million was used in operating activities during 1996, primarily due to an increase in working capital at year end for the
expansion of the Company's business.   Net cash provided by investing
activities was $135.7 million during 1996 principally due to the Clark Sale. Net cash used by financing activities during 1996 was principally due to the repayment of the Company's then existing credit facility ($70 million) with the proceeds from the Clark Sale, offset partially by the use of the lending facilities in the United Kingdom. Cash and cash equivalents totaled $72 million at December 31, 1996.

     Net cash of $19.8 million was used by operating activities during the nine months ended September 30, 1997. $60.0 million was provided by operating results plus depreciation and amortization, and approximately $39.9 million was invested in working capital during the period to support the increase in business activity at Terex Cranes and TEL. The remaining effect on cash from operations for the period was due to the costs of financing. Net cash used in investing activities was $99.6 million during the nine months ended September 30, 1997, primarily related to the purchase of the Acquired Businesses. Net cash provided by financing activities was $60.8 million during the nine months ended September 30, 1997. Cash was provided by the net proceeds from the issuance of Common Stock in the public offering and additional borrowings primarily related to the purchase of the Acquired Businesses. Cash was used for the redemption of the Series A Preferred
Stock and the redemption of a portion of the Senior Secured Notes. Cash and cash equivalents totaled $6.7 million at September 30, 1997.

     Concurrently with the Simon Acquisition the Company entered into the New Credit Facility. The New Credit Facility provides the Company with the ability to borrow (in the form of revolving loans and up to $20.0 million in outstanding letters of credit) up to $125.0 million. The New Credit Facility is secured by substantially all of the Company's domestic receivables and inventory. The amount of borrowings available under the New Credit Facility is limited to established percentages of eligible receivables and eligible inventory of certain of the Company's domestic subsidiaries. The New Credit Facility matures on April 7, 2000. At the option of the Company, revolving loans may be in the form of prime rate loans bearing interest at a rate of between 0.5% and 1.5% per annum in excess of the prime rate or eurodollar rate loans bearing interest at a rate of between 2.0% and 3.0% per annum in excess of the adjusted eurodollar rate. The margin over the prime rate or eurodollar rate paid by the Company is based upon the Company's fixed charge coverage ratio from time to time. As of November 30, 1997, the Company's balance outstanding under the New Credit Facility totaled $88.9 million (after the payment, of $11.0 million on the Senior Secured Notes on November 15, 1997) letters of credit issued under the New Credit Facility totaled $7.9 million, and the additional amount the Company could have borrowed under the New Credit Facility was $11.5 million.

     TEL has a bank facility which provides, among other things, a working capital facility of 6 million Pounds Sterling, and PPM Europe has working capital facilities aggregating $6 million. Management intends to seek additional working capital financing facilities for the Company's international operations to provide additional liquidity worldwide.

     Factors Affecting Future Liquidity

     The Company currently has $166.7 million of Senior Secured Notes outstanding. The Indenture places certain limits on the Company's ability to incur additional indebtedness; permit the existence of liens; issue, pay dividends on or redeem equity securities; utilize the proceeds of asset sales; consolidate, merge or transfer assets to another entity; and enter into transactions with affiliates.

     The New Credit Facility also places restrictions on the Company's ability to incur additional indebtedness; permit the existence of liens; issue, pay dividends and or redeem equity securities; utilize the proceeds of asset sales; consolidate, merge or transfer assets to another entity; and enter into transactions with affiliates.

     The Company's debt service obligations for 1998 include approximately $11.0 million on May 15 and $11.0 on November 15 on the Senior Secured Notes and variable monthly payments on the New Credit Facility. Management believes that with cash generated from operations, together with the New Credit Facility, the Company has adequate liquidity to meet the Company's operating and debt service requirements for the foreseeable future.

     Foreign Currencies and Interest Rate Risk

     The Company's products are sold in over 50 countries around the world and, accordingly, revenues of the Company are generated in foreign currencies, while the costs associated with those revenues are only partly incurred in the same currencies. The major foreign currencies, among others, in which the Company does business are the Pound Sterling and the French Franc. The Company may, from time to time, hedge specifically identified committed cash flows in foreign currencies using forward currency sale or purchase contracts. Such foreign currency contracts have not historically been material in amount. The Company's borrowings are at both fixed and floating rates of interest. For the floating rate portion of the borrowings, the Company is at risk for fluctuations in interest rates. The Company does not currently hedge any interest rate risk.

Contingencies and Uncertainties

     In March 1994, the Commission initiated a private investigation, which included the Company and certain of its affiliates, to determine whether violations of certain aspects of the Federal securities laws have taken place. See "Risk Factors -- SEC Investigation." During 1996, the Company incurred $0.3 million of legal fees and expenses on behalf of the Company, directors and executives of the Company, and KCS. In general, under the Company's by-laws, the Company is obligated to indemnify officers and directors for all liabilities arising in the course of their duties on behalf of the Company. To date, no officer or director has had legal representation separate from the Company's legal representation, and no allocation of the legal fees for such representation has been made.

     The Company is subject to a number of contingencies and uncertainties including product liability claims, self-insurance obligations, tax examinations and guarantees. Many of the exposures are unasserted or proceedings are at a preliminary stage, and it is not presently possible to estimate the amount or timing of any cost to the Company. However, management does not believe that these contingencies and uncertainties will, in the aggregate, have a material adverse effect on the Company.
When it is probable that a loss has been incurred and possible to make reasonable estimates of the Company's liability with respect to such matters, a provision is recorded for the amount of such estimate or for the minimum amount of a range of estimates when it is not possible to estimate the amount within the range that is most likely to occur.

     The Company is also subject to certain contingencies and uncertainties concerning net operating loss carryovers and environmental liabilities.
See "Risk Factors -- Tax Audit Issues," "-- Continuation of Net Operating Loss Carryovers" and "-- Environmental and Related Matters."


                                 BUSINESS

General

     Terex is a global manufacturer of a broad range of construction and mining related capital equipment. The Company strives to manufacture machines which are low cost, simple to use and easy to maintain. The Company's principal products include telescopic mobile cranes, aerial work platforms, utility aerial devices, telescopic material handlers, truck mounted cranes (boom trucks), rigid and articulated off-highway trucks, high capacity surface mining trucks and related components and replacement parts. The Company's products are manufactured at 13 plants in the United States and Europe and are sold primarily through a worldwide network of dealers in over 750 locations to the global construction, infrastructure and surface mining markets. The Company has two business segments: Terex Cranes and Terex Trucks. Management believes that both segments are benefitting from several industry trends, including the growing importance of rental fleet operators with respect to Terex Cranes and an increasing level of global infrastructure development with respect to Terex Trucks.

Products

     Telescopic Mobile Cranes

     Telescopic mobile cranes are used primarily in new industrial, commercial construction and public works construction industries and in maintenance applications, to lift equipment or material to heights in
excess of 50 feet.   The Company's Terex Cranes segment manufactures the
following types of telescopic mobile cranes:

     Rough Terrain Cranes -- are designed to lift materials and equipment on rough or uneven terrain and are most often located on a single construction or work site such as a building site, a highway or a utility project for long periods of time. Rough terrain cranes cannot be driven on highways and accordingly must be transported by truck to the work site. Rough terrain cranes manufactured by Terex Cranes have maximum lifting capacities of up to 90 tons and maximum tip heights of up to 205 feet. Terex Cranes manufactures its rough terrain cranes at its facilities located at Waverly, Iowa, Conway, South Carolina, Montceau les Mines, France, and Crespellano, Italy under the brand names TEREX, LORAIN, P&H, PPM and BENDINI.

     Truck Cranes -- have two cabs and can travel rapidly from job site to job site at highway speeds. In contrast to rough terrain cranes which are often located for extended periods at a single work site, truck cranes are often used for multiple local jobs, primarily in urban or suburban areas. Truck cranes manufactured by Terex Cranes have maximum lifting capacities of up to 75 tons and maximum tip heights of up to 193 feet. Terex Cranes manufactures truck cranes at its Waverly, Iowa and Conway, South Carolina facilities under the brand names P&H and LORAIN.

     All Terrain Cranes -- were developed in Europe as a cross between rough terrain and truck cranes in that they are designed to travel across both rough terrain and highways. All terrain cranes have two cabs and are versatile and highly maneuverable. All terrain cranes manufactured by Terex Cranes have lifting capacities of up to 130 tons and maximum tip heights of up to 223 feet. Terex Cranes manufactures its all terrain cranes at its Montceau les Mines, France facility under the brand names TEREX and PPM.

     Truck Mounted Cranes (Boom Trucks)

     Terex Cranes manufactures telescopic boom cranes for mounting on commercial truck chassis. Terex also distributes truck mounted articulated cranes under the EFFER brand name which are manufactured by EFFER SpA. Truck mounted cranes are used primarily in the construction industry to lift equipment or materials to various heights. Boom trucks are generally lighter and have a lower lifting capacity than truck cranes, and are used for many of the same applications when lower lifting capabilities are required. An advantage of a boom truck is that the equipment or material to be lifted by the crane can be transported by the truck which can travel at highway speeds. Applications include the installation of air conditioners and other roof equipment. The Company's Terex Cranes segment manufactures the following types of cranes for installation on truck chassis:

     Telescopic Boom Truck Mounted Cranes -- enable an operator to reach heights of up to 167 feet and have a maximum lifting capacity of up to 37.5 tons. Terex Cranes manufactures its telescopic boom truck mounted cranes at its Olathe, Kansas facility under the brand name RO-STINGER.

     Articulated Boom Truck Mounted Cranes -- are for users who prefer greater capacities over the greater vertical reach provided by a telescopic boom truck mounted crane. At its Olathe, Kansas facility, Terex Cranes acts as the master distributor for the EFFER brand line of articulated boom truck mounted cranes which have maximum capacities up to 87,305 pounds and horizontal reach to 66 feet.

     Aerial Work Platforms

     Aerial work platforms are self propelled devices which position workers and materials easily and quickly to elevated work areas. These products have developed over the past 20 years as alternatives to scaffolding and ladders. The work platform is mounted on either a telescoping and/or articulating boom or on a vertical lifting scissor mechanism.

     Scissor Lifts -- are used in open areas in indoor or outdoor applications in a variety of construction, industrial and commercial settings. Scissor lifts manufactured by Terex Cranes have maximum working heights of up to 52 feet and maximum load capacities of up to 2,000 pounds. Terex Cranes manufactures scissor aerial work platforms at its Waverly, Iowa, Bowerston, Ohio and Milwaukee, Wisconsin facilities under the brand names TEREX, SIMON and MARK.

     Straight Telescopic Boom Lifts -- are used primarily outdoors in residential, commercial and industrial new construction and maintenance projects. Straight telescopic boom lifts manufactured by Terex Cranes have maximum working heights of up to 126 feet and maximum load capacities of up to 650 pounds. Terex Cranes manufactures its straight telescopic aerial work platforms at its Waverly, Iowa and Milwaukee, Wisconsin facilities under the brand names TEREX, SIMON and MARK.

     Articulating Telescopic Boom Lifts -- are generally used in industrial environments where the articulation allows the user to access elevated areas over machines or structural obstacles which prevent access with a scissor lift or straight boom. Articulating lifts available from Terex Cranes have maximum working heights of up to 70 feet and maximum load capacities of up to 500 pounds. Terex Cranes manufactures its articulating telescopic boom lifts at its Waverly, Iowa and Milwaukee, Wisconsin facilities under the brand names TEREX, SIMON and MARK.

     Utility Aerial Devices

     Utility aerial devices are used to set utility poles and move workers and materials to work areas at the top of utility poles and towers. Utility aerial devices are mounted on commercial truck chassis which include separately installed steel cabinets for tool and material storage. Most utility aerial devices are insulated to permit live wire work.

     Articulated Aerial Devices -- are used to elevate workers to work areas at the top of utility poles or in trees and include one or two man baskets. Articulated aerial devices available from Terex Cranes include telescopic, non-overcenter and overcenter models and range in working heights from 32 to 203 feet. Articulated aerial devices are manufactured by Terex Cranes at its Watertown, South Dakota facility under the brand names TELELECT and HI-RANGER.

     Digger Derricks -- are used to set telephone poles. The digger derricks include a telescopic boom with an auger mounted at the tip which digs a hole, and a device to grasp, manipulate and set the pole. Digger derricks available from Terex Cranes have sheave heights exceeding 70 feet and lifting capacities up to 48,000 pounds. Digger derricks are manufactured by Terex Cranes at its Watertown, South Dakota facility under the brand names TELELECT and HI-RANGER.

     Telescopic Material Handlers

     Telescopic material handlers are used to lift containers or other material from one location to another at the same job site.

     Telescopic Container Stackers -- are used to pick up and stack
containers at dock and terminal facilities.   At the end of a telescopic
container stacker's boom is a spreader which enables it to attach to containers of varying lengths and weights and to rotate the container up to 360 degrees. Telescopic container stackers are particularly effective in storage areas where containers are continually added and removed, and where the efficient manipulation of, and access to, specific containers is required. Telescopic container stackers manufactured by Terex Cranes have lifting capacities up to 49.5 tons, can stack up to six full or nine empty containers and are able to maneuver through very narrow areas. Terex Cranes manufactures its telescopic container stackers under the brand names PPM and P&H SUPERSTACKERS at its Conway, South Carolina and Montceau les Mines, France facilities.

     Rough Terrain Telescopic Boom Forklifts -- serve a similar function as smaller size rough terrain telescopic mobile cranes and are used exclusively to move and place materials on new residential and commercial job sites. Terex Cranes manufactures rough terrain telescopic boom forklifts with load capacities of up to 10,000 pounds and with a maximum extended reach of up to 31 feet and lift capabilities of up to 48 feet. Terex Cranes manufactures rough terrain telescopic boom forklifts at its facility in Baraga, Michigan under the brand name SQUARE SHOOTER.

     Rigid and Articulated Off-Highway Trucks - Terex Trucks manufactures two distinct types of off-highway trucks with hauling capacities from 25 to 100 tons: articulated and rigid frame. Terex Trucks manufactures rigid and articulated trucks at its TEL facility in Motherwell, Scotland. TEL manufactures and markets articulated trucks and rigid frame trucks under the TEREX brand name and sells to other truck manufacturers on a private label basis.

     Articulated Off-Highway Trucks -- are three axle, six wheel drive machines with a capacity range of 25 to 40 tons. Their differentiating feature is an oscillating connection between the cab and body which allows the cab and body to move independently, thereby enabling all six tires to maintain ground contact for improved traction on rough terrain. This allows the truck to move effectively through extremely rough or muddy off-road conditions. Articulated off-highway trucks are typically used together with an excavator or wheel loader to move dirt in connection with road, tunnel or other infrastructure construction and commercial, industrial or major residential construction projects.

     Rigid Off-Highway Trucks -- are two axle machines which generally have larger capacities than articulated trucks but can operate only on improved or graded surfaces. The capacities of rigid off-highway trucks range from 35 to 100 tons, and off-highway trucks have applications in large construction or infrastructure projects, aggregates and smaller surface mines.

     High Capacity Surface Mining Trucks -- are off road dump trucks with capacities in excess of 120 tons primarily for surface mining. Terex Trucks' haulers are powered by a diesel engine driving an electric generator that provides power to individual electric motors in each of the rear wheels. Unit Rig's current LECTRA HAUL product line consists of a series of rear dump trucks with payload capacities ranging from 120 to 260 tons, and bottom dump trucks with capacities ranging from 180 to 270 tons. Terex Trucks' high capacity surface mining trucks are manufactured at Unit Rig, located in Tulsa, Oklahoma, under the UNIT RIG and LECTRA HAUL brand names.

Backlog

     The Company's backlog as of December 31, 1995 and 1996 and September 30, 1996 and 1997 was as follows:

                                         December 31,        September 30,
                                        1995       1996      1996    1997
                                             (dollars in millions)
Terex Cranes........................  $  85.3     $  67.2   $  52.7  $121.3
Terex Trucks........................     88.8        53.4      59.4    33.3
     Total..........................  $ 174.1     $ 120.6    $112.1  $154.6
                                      =======       =======  ======  ======

     Substantially all of the Company's backlog orders are expected to be filled within one year, although there can be no assurance that all such backlog orders will be filled within that time period. The Company's backlog orders represent primarily new machine orders. Parts orders are generally filled on an as-ordered basis. Backlog in Terex Cranes decreased in 1996 as manufacturing efficiencies reduced lead times, improving product availability for customers. The backlog for the Terex Trucks' segment was unusually high at year end 1995 as a result of a large order for Unit Rig equipment which was placed late in 1995. Backlog for Terex Cranes increased at September 30, 1997 over December 31, 1996 primarily due to the effect of the Acquired Companies. Backlog for Terex Trucks decreased at September 30, 1997 over December 31, 1996 primarily due to a decline at Unit Rig of approximately $13 million.

Distribution

     Terex Cranes distributes its products primarily through a global network of dealers in over 750 different locations. With respect to telescopic mobile cranes in North America, Terex Cranes maintains extensive dealer networks. The geographic strength of Terex Cranes' telescopic mobile cranes marketed under the LORAIN brand name centers in the midwest and mid-Atlantic regions of the United States and the geographic strength of telescopic mobile cranes marketed under the P&H brand name centers in the southern and western regions of the United States. Terex Cranes' European distribution is carried out primarily under three brand names, TEREX, PPM and BENDINI, through a single distribution network comprised of both distributors and a direct sales force. Terex Cranes sells its utility aerial devices under the SIMON, TEREX and TELELECT brand names principally through a network of North American distributors. Terex Cranes sells its aerial work platform products through a distribution network that includes many of the Aerials Limited and Aerials dealers throughout the world, but principally in North America and Europe. Terex Cranes' aerial work platform products are sold under the brand names TEREX, MARK and SIMON.

     TEL markets machines and replacement parts primarily through worldwide dealership networks. TEL's truck dealers are independent businesses which generally serve the construction, mining, timber and/or scrap industries. Although these dealers carry products of a variety of manufacturers, and may or may not carry more than one of the Company's products, each dealer generally carries only one manufacturer's "brand" of each particular type of product. The Company employs sales representatives who service these dealers from offices located throughout the world. Unit Rig distributes its products and services directly to customers primarily through its own distribution system.

Research and Development

     The Company maintains engineering staffs at several of its locations who design new products and improvements in existing product lines. The Company's engineering expenses are primarily incurred in connection with the improvements of existing products, efforts to reduce costs of existing products and, in certain cases, the development of products which may have additional applications or represent extensions of the existing product line. Such costs amounted to $6.1 million, $5.0 million and $2.1 million in 1996, 1995 and 1994, respectively. The increases in engineering expenses from 1994 to 1996 were due to the effects of the PPM Acquisition.

Materials

     Principal materials used by the Company in its various manufacturing processes include steel, castings, engines, tires, hydraulic cylinders, electric controls and motors, and a variety of other fabricated or manufactured items. In the absence of labor strikes or other unusual circumstances, substantially all materials are normally available from multiple suppliers. Current and potential suppliers are evaluated on a regular basis on their ability to meet the Company's requirements and standards. Electric wheel motors and controls used in the Unit Rig product line are currently supplied exclusively by General Electric Company. The Company is endeavoring to develop alternative sources. If the Company is unable to develop alternative sources, or if there is disruption or termination of its relationship with General Electric Company (which is not governed by a written contract), it could have a material adverse effect on Unit Rig's operations.

Competition

     Telescopic Mobile Cranes - The domestic telescopic mobile crane industry is comprised primarily of three manufacturers. The Company believes that Terex Cranes is the second largest domestic manufacturer, with approximately a 30% market share. The Company believes that the number one domestic manufacturer is Grove Worldwide, and the number three domestic manufacturer is Link-Belt, a subsidiary of Sumitomo Corp. The Company's principal markets in Europe are in France and Italy, where the Company believes it has the largest market shares. In Europe, Terex Cranes' primary competitors are Grove Cranes Ltd. (including the recently acquired Krupp Mobilkran), Liebherr Werk Ehingen and DeMag. Outside the United States and Europe, the most active new mobile crane markets are the Pacific Rim, the Middle East and South America. Terex Cranes sells approximately 15% of its newly manufactured telescopic mobile cranes to those markets.

     The United States boom truck industry is dominated by four manufacturers, of which the Company believes Terex RO, with a 25% pro forma market share, is the second largest behind Grove National.

     Aerial Work Platforms - The aerial work platform industry in North America is fragmented, with seven major competitors. The Company believes that its approximate 7% pro forma market share makes it the fifth largest manufacturer of aerial work platforms in North America, behind JLG, Genie, Grove Manlift and Snorkel. The Company believes that approximately 41,000 aerial platforms were sold in the United States during 1996, of which approximately 70% were scissor lifts, 19% were articulated boom lifts, and 11% were straight boom lifts. The Company believes that its market share in boom lifts is greater than its market share in scissor lifts.

     Utility Aerial Devices - The utility aerial device industry is comprised primarily of three manufacturers. The Company believes that it has a 20% pro forma market share of that industry and that it is the second largest manufacturer in the United States of utility aerial devices behind Altec. Outside the United States, the Company is focusing primarily on the Mexican and Caribbean markets.

     Telescopic Container Stackers - The Company believes that three manufacturers account for approximately 66% of the global market for telescopic container stackers. The Company believes that it has a global market share of 25% and that it is the second largest manufacturer behind Kalmar. Other manufacturers include Valmet Belloti and Taylor.

     Telescopic Rough Terrain Lift Trucks - OmniQuip and Gradall are the largest manufacturers of telescopic rough terrain lift trucks. The Company believes that the Square Shooter Business has approximately a 4% pro forma market share.

     Off-Highway Trucks - The global market for off-highway trucks is concentrated in three main regions: North America (approximately 35%), Europe (approximately 28%) and the Pacific Rim (approximately 22%). Four manufacturers dominate the global market. The Company believes that it is the third largest of these manufacturers (behind Volvo and Caterpillar), with approximately a 10% global market share.

     High Capacity Surface Mining Trucks - The high capacity surface mining truck industry includes three principal manufacturers: Caterpillar, Komatsu-Dresser and the Company. The Company believes that it is the third largest manufacturer with a global market share of approximately 13%.

Employees

     As of September 30, 1997, the Company had approximately 2,998 employees. The Company considers its relations with its personnel to be satisfactory. Approximately 28% of the Company's employees are represented by labor unions which have entered into or are in the process of entering into various separate collective bargaining agreements with the Company. The Company experienced a labor strike at its parts distribution center in Southaven, Mississippi during the second quarter of 1995 which was settled in February 1997. The strike had no appreciable effect on the conduct of business or financial results of that operation as a whole, although individual product line sales growth may have been hindered.

Patents, Licenses and Trademarks

     Several of the trademarks and trade names of the Company, in particular the TEREX, LORAIN, UNIT RIG, MARK, P&H, PPM, SIMON, TELELECT and SQUARE SHOOTER trademarks, are important to the business of the Company. The Company owns and maintains trademark registrations and patents in countries where it conducts business, and monitors the status of its trademark registrations and patents to maintain them in force and renews them as required. The Company also protects its trademark, trade name and patent rights when circumstances warrant such action, including the initiation of legal proceedings, if necessary. P&H is a registered trademark of Harnischfeger Corporation which the Company has the right to use for certain products pursuant to a license agreement until 2011. Pursuant to the terms of the Simon Acquisition agreements, the Company has the right to use the SIMON name (which is a registered trademark of Simon Engineering plc) for certain products until April 7, 2000. CELLA is a trademark of Sergio Cella. Effer is a trademark of Effer SpA. All other trademarks and tradenames referred to in this Prospectus are registered trademarks of Terex Corporation.

Environmental Matters

     The Company is subject to a wide range of Federal, state, local and foreign environmental laws, including CERCLA, that regulate and discharge of materials into the environment. Compliance with such laws has not had a material effect on the Company. In addition, the Company has not incurred, and does not expect to incur in the future, any material capital expenditures for environmental control facilities.

Legal Proceedings

     In December 1994, the Company received an examination report from the IRS proposing a substantial tax deficiency based upon an alleged inability of the Company to substantiate certain deductions taken by the Company from 1987 to 1989 and the Company's utilization of certain NOLs. This matter is currently pending in the Milwaukee audit division of the IRS. For a discussion of this matter, see "Risk Factors -- Tax Audit Issues" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contingencies and Uncertainties."

     In March 1994, the Commission initiated a private investigation, which included the Company and certain of its affiliates, to determine whether violations of certain aspects of the Federal securities laws had occurred. For a discussion of this investigation, see "Risk Factors -- SEC Investigation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contingencies and Uncertainties."

     The Company is involved in various other legal proceedings which have arisen in the normal course of its operations. The outcome of these other legal proceedings, if determined adversely to the Company, is unlikely to have a material effect on the Company.

Seasonal Factors

     The Company markets a large portion of its products in North America and Europe, and its sales of trucks and cranes during the fourth quarter of each year (i.e., October through December) to the construction industry are usually lower than sales of such equipment during each of the first three quarters of the year because of the normal winter slowdown of construction activity. However, sales of trucks to the mining industry are generally less affected by such seasonal factors.

Discontinued Operations

     On November 27, 1996, the Company sold substantially all of the assets and liabilities of the Clark Material Handling Segment for an aggregate cash purchase price, subject to adjustments, of approximately $140 million. Prior to the disposition the Clark Material Handling Segment consisted of Clark Material Handling Company and certain affiliated companies which were acquired by the Company in July 1992 from Clark Equipment Company. The Clark Material Handling Segment designed, manufactured and marketed a complete line of internal combustion and electric lift trucks, electric walkies and related components and replacement parts under the CLARK trademark.

Properties

     The following table outlines the principal manufacturing, warehouse and office facilities owned or leased by the Company and its subsidiaries:

                                                          Type and Size of
     Entity                   Facility Location                Facility
     ------                   -----------------           ----------------

Terex (Corporate Offices)     Westport, Connecticut(1)     Office; 14,898
sq.                                                        ft.
Terex (Distribution Center)   Southaven, Mississippi(1)    Warehouse and
light
                                                           manufacturing;
                                                           505,000 sq.
ft.(2)
                               Terex Trucks

Unit Rig                      Tulsa, Oklahoma              Manufacturing,
                                                           warehouse and
                                                           office; 75,587
                                                           sq. ft.
TEL                           Motherwell, Scotland         Manufacturing,
                                                           warehouse and
                                                           office; 473,000
                                                           sq. ft.

                               Terex Cranes

Terex Cranes -
Waverly Operations            Waverly, Iowa (3)            Office,
                                                           manufacturing
                                                           and warehouse;
                                                           383,000 sq. ft.
Terex Cranes -
Conway Operations             Conway, South Carolina (1)   Office,
                                                           manufacturing
                                                           and warehouse;
                                                           257,040 sq. ft.
PPM S.A.                      Montceau les Mines, France   Office, manu-
                                                           facturing and
                                                           warehouse;
                                                           419,764 sq. ft.
P.P.M. SpA.                   Crespellano, Italy           Office,
                                                           manufacturing
                                                           and warehouse;
                                                           79,900 sq. ft.
PPM Europe Subsidiary         Dortmund, Germany (1)        Office and
                                                           warehouse;
                                                           129,180 sq. ft.
PPM Europe Subsidiary         Rethel, France               Office,
                                                           manufacturing
                                                           and warehouse;
                                                           215,300 sq. ft.
Telelect                      Huron, South Dakota          Manufacturing;
                                                           88,000 sq. ft.
Telelect                      Watertown, South Dakota      Office,
                                                           manufacturing
                                                           and warehouse;
                                                           222,450 sq. ft.

Cella                         Brescia, Italy (1)           Manufacturing
                                                           and office;
                                                           64,000 sq. ft.
Aerials Limited               Cork, Ireland (1)            Manufacturing;
                                                           80,000 sq. ft
Sim-Tech                      Hong Kong (1)                Office; 830 sq.
ft.
Aerials (Terex RO)            Olathe, Kansas               Manufacturing
                                                           and office;
                                                           80,400 sq. ft.
Aerials                       Milwaukee, Wisconsin         Manufacturing,
                                                           office and
                                                           warehouse;
                                                           103,000 sq. ft.
Square Shooter                Baraga, Michigan             Manufacturing,
                                                           office and
                                                           warehouse;
                                                           41,152 sq. ft.
______________________________
(1) These facilities are either leased or subleased by the indicated entity.
(2) Includes 239,400 sq. ft. of warehouse space which the Company currently leases to others.
(3) The Company also owns a 66,000 sq. ft. facility in Waterloo, Iowa which it currently leases to others.


     Unit Rig also has 10 owned or leased locations for parts distribution and rebuilding of components, of which two are in the United States, two are in Canada and six are outside North America.

     The properties listed above are suitable and adequate for the Company's needs. The Company has determined that certain of its properties exceed its requirements. Such properties may be sold, leased or utilized in another manner and have been excluded from the above list.


              PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the NYSE under the symbol "TEX." The following table sets forth, for the quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape.

                                                        Price Range
                                                      Low          High

1995
First Quarter ended March 31, 1995. . . . . . . .   $ 5 7/8     $ 7 1/8
Second Quarter ended June 30, 1995. . . . . . . .     4 1/2       6 3/4
Third Quarter ended September 20, 1995. . . . . .     3 1/8       5 3/4
Fourth Quarter ended December 31, 1995. . . . . .         4       5 1/2

1996
First Quarter ended March 31, 1996. . . . . . . .   $ 4 1/8     $ 7 1/8
Second Quarter ended June 30, 1996. . . . . . . .     6 3/8       9 1/4
Third Quarter ended September 30, 1996. . . . . .     6 1/2       9 3/8
Fourth Quarter ended December 31, 1996. . . . . .     6 5/8      10 1/8

1997
First Quarter ended March 31, 1997. . . . . . . .   $ 9 1/2     $13 1/2
Second Quarter ended June 30, 1997. . . . . . . .    13 1/8      19 1/2
Third Quarter September 30, 1997. . . . . . . . .    18 3/4      24 1/2
Fourth Quarter (through December 2, 1997) . . . .   19 3/16     25 3/16

    The last reported sale price of the Common Stock on the NYSE Composite Tape on December 2, 1997 was $20 5/16 per share. As of October 31, 1997, there were 688 record holders of Common Stock.

    No dividends were declared or paid in 1995 or 1996. Certain of the Company's debt agreements contain restrictions as to the payment of cash dividends. In addition, payment of dividends is limited by Delaware law. The Company intends generally to retain earnings, if any, to repay indebtedness and to fund the development and growth of its business. The Company does not plan on paying dividends on the Common Stock in the foreseeable future. Any future payments of cash dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant.


                         DESCRIPTION OF SECURITIES

    The Company's authorized capital stock consists of 40,000,000 shares of capital stock, $.01 par value, consisting of 30,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of October 31, 1997, 19,722,022 shares of Common Stock were issued and outstanding.

Common Stock

    Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of Common Stock have equal ratable rights to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor.

    Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

    The Restated Certificate of Incorporation of the Company provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Delaware law. The Restated By-laws of the Company provide for indemnification of the officers and directors of the Company to the fullest extent permitted by Delaware law.

    The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

Terex Preferred Stock

    The Board of Directors of the Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such designations, powers, preferences and rights of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, as the Board of Directors of the Company may by resolution determine, without any further vote or action by the Company's stockholders.

Common Stock Purchase Warrants

    In connection with a private placement of shares of Series A Preferred Stock, which were subsequently redeemed, the Company issued 1,300,000 Common Stock purchase warrants (the "Series A Warrants") of which 66,352 warrants were outstanding at October 31, 1997. Each Series A Warrant may be exercised, in whole or in part, at the option of the holder at any time before December 31, 2000 and is redeemable by the Company under certain circumstances. As of October 31, 1997, upon the exercise or redemption of a Series A Warrant, the holder thereof was entitled to receive 2.41 shares of Common Stock. The exercise price for the Series A Warrants is $.01 for each share of Common Stock. The number of shares of Common Stock issuable upon exercise or redemption of the Series A Warrants is subject to adjustment in certain circumstances. At October 31, 1997, an aggregate of 159,908 shares of Common Stock were issuable upon exercise in full of the outstanding Series A Warrants.

Equity Rights

    Concurrently with the issuance of the Company's Senior Secured Notes, the Company also issued 1,000,000 Equity Rights pursuant to a Common Stock Appreciation Rights Agreement between the Company and the United States Trust Company of New York, as agent. The Equity Rights are traded separately from the Senior Secured Notes.

    All of the Equity Rights are currently outstanding. Each Equity Right entitles the holder thereof, upon exercise at any time on or prior to May 15, 2002, to receive cash or, at the election of the Company, Common Stock in an amount equal to the average closing sale price per share of the Common Stock for the 60 consecutive trading days prior to the date of the exercise (the "Current Price"), less $7.288 per share, subject to adjustment in certain circumstances. Changes in the Current Price do not affect the net income or loss reported by the Company; however, changes in the Current Price vary the amount of cash that the Company would have to pay or the number of shares of Common Stock that would have to be issued in the event holders exercise the Equity Rights. As of September 30, 1997, the Current Price of the Common Stock was $21.317, which would have required the Company to issue 676,096 shares of Common Stock in the event the holders had exercised the Equity Rights and the Company elected to issue shares of Common Stock to satisfy its obligations thereunder. Each Equity Right not exercised on or prior to 5:00 p.m., New York City time, on May 15, 2002 will become void. Equity Rights may be exercised by the holder thereof in whole or in part.

    The holders of Equity Rights have no rights to vote on matters submitted to the stockholders of the Company and have no rights to receive dividends. The holders of Equity Rights are not entitled to share in the assets of the Company in the event of the liquidation or dissolution of the Company or the winding up of the Company's affairs.


                           SELLING STOCKHOLDERS

    The Selling Stockholders listed below may sell such shares of Common Stock set forth opposite their respective names to purchasers directly, or through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares of Common Stock for whom they may act as agents. See "Plan of Distribution."

                             Beneficial Ownership         Beneficial
Ownership
                            Prior to Offering             After Offering

Name                        Number (1)    Percent (2)    Number (3)
Percent

Legris Industries, S.A.      392,496        1.9%              0
0%
Potain, S.A.                 261,664        1.3%              0
0%


(1) Estimated.
(2) Based on 19,722,022 shares of Common Stock outstanding on October 31,
    1997.
(3) Assumes the sale by the Selling Stockholders of all of the shares of Common Stock offered hereby.

    The Selling Stockholders are the holders of all of the outstanding shares of Series A Redeemable Exchangeable Preferred Stock of Terex Cranes, Inc., a subsidiary of the Company. The Selling Stockholders will receive the Common Stock offered hereby in exchange for all of the outstanding shares of Series A Redeemable Exchangeable Preferred Stock of Terex Cranes, Inc. in connection with the merger of Terex Cranes, Inc. with and into the Company. Pursuant to the terms of an agreement relating to the merger of Terex Cranes, Inc. with and into the Company, the Company agreed to file the Registration Statement of which this Prospectus forms a part with the Commission.


                           PLAN OF DISTRIBUTION

    This Prospectus, as appropriately amended or supplemented if required, may be used from time to time by the Selling Stockholders, or their transferees, who wish to offer and sell the shares of Common Stock offered hereby. The shares of Common Stock may be sold by the Selling Stockholders to purchasers directly, or through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares of Common Stock for whom they may act as agents. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the shares of Common Stock may be deemed to be underwriters under the Securities Act, and any profit on the sale of the shares of Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The shares of Common Stock offered hereby may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of the shares of Common Stock by the Selling Stockholders may be effected in one or more transactions that may take place on NYSE, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Stockholders in connection with such sales of securities. The Company will pay substantially all the expenses incident to the offering of the Common Stock by the Selling Stockholders to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

    In order to comply with certain states securities laws, if applicable, the shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares of Common Stock may not be sold unless the shares of Common Stock have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

    In addition to sales pursuant to the Registration Statement of which this Prospectus forms a part, the shares of Common Stock may be sold in accordance with Rule 144, if eligible. Selling Stockholders may also offer shares of Common Stock by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act and Selling Stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

    Upon the Company's being notified by the Selling Stockholder that a particular offer to sell the Common Stock is made, a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or any block trade has taken place, to the extent required, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade; including (i) the name of each Selling Stockholder, (ii) the number of shares of Common Stock involved, (iii) the price at which the shares of Common Stock were sold, (iv) any participating brokers, dealers, agents or member firm involved, (v) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Stockholder, (vi) that such broker-dealers did not conduct any investigation to verify the information set out in this Prospectus, and
(vii) other facts material to the transaction.


                               LEGAL MATTERS

    Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104.


                                  EXPERTS

    The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The combined financial statements of Simon Access Companies as of December 31, 1996 and for the year then ended, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated May 22, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of PPM Cranes, Inc. as of December 31, 1996 and 1995 and for the year and eight months ended
December 31, 1996 and 1995, respectively, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1994 of PPM Cranes, Inc., incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference elsewhere herein, which is based in part on the report of Price Waterhouse (Australia), independent accountants. The financial statements referred to above are incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

    No dealer, salesman or other
person has been authorized to give
any information or to make
representations other than those
contained in this Prospectus, and
if given or made, such information
or representations must not be
relied upon as having been                             $16,000,000
authorized by the Company.
Neither the delivery of this                                 of
Prospectus nor any sale made
hereunder shall, under any
circumstances, create an                            TEREX CORPORATION
implication that the information
herein is correct as of any time
subsequent to its date.  This
Prospectus does not constitute an
offer or solicitation by anyone in                     Common Stock
any jurisdiction in which such offer
or solicitation is not authorized
or in which the person making such
offer of solicitation is not
qualified to do so or to anyone to                    --------------
whom it is unlawful to make such                        PROSPECTUS
offer or solicitation.                                --------------
   ________________________

                                Page

Available Information . . . . .  2                       December __, 1997

Documents Incorporated by
  Reference . . . . . . . . .    2

Risk Factors. . . . . . . . .    4

The Company . . . . . . . . . .  9

Use of Proceeds . . . . . . .   11

Selected Consolidated
  Financial Data. . . . . . . . 12

Management's Discussion and
Analysis of Financial Condition
and Results of Operations . . . 14

Business. . . . . . . . . . . . 23

Price Range of Common Stock and
  Dividend Policy . . . . . . . 32

Description of Securities . .   33

Selling Stockholders  . . . .   34

Plan of Distribution  . . . .   35

Legal Matters . . . . . . . .   36

Experts . . . . . . . . . . .   37

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

    The following table itemizes the expenses incurred by the Company in connection with the offering of the Common Stock being registered. All the amounts shown are estimates except the Securities and Exchange Commission (the "Commission") registration fee and the NYSE Listing Fee.

                 Item                                  Amount
                 ----                                  ------

         SEC Registration Fee . . . . . . . . . .    $4,848.48
         NYSE Listing Fee . . . . . . . . . . . .     3,500.00
         Legal Fees and Expenses. . . . . . . . .    20,000.00
         Accounting Fees and Expenses . . . . . .    15,000.00
         Miscellaneous Expenses . . . . . . . . .     5,000.00
                                                      --------
                  TOTAL . . . . . . . . . . . . .   $48,348.48
                                                    ==========
Item 15.  Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law ("DGCL") and
Article IX of the Company's Restated By-laws provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    Article IX of the Company's Restated By-laws generally requires the Company to indemnify its officers and directors against all liabilities (including judgments, settlements, fines and penalties) and reasonable expenses incurred in connection with the investigation, defense, settlement or appeal of certain actions, whether instituted by a third party or a stockholder (either directly or indirectly) and including specifically, but without limitation, actions brought under the Securities Act and/or the Exchange Act; except that no such indemnification will be permitted if such director or officer was not successful in defending against any such action and it is determined that the director or officer breached or failed to perform his or her duties to the Company, and such breach or failure constitutes (i) a willful breach of his or her "duty of loyalty", (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law, (iii) a violation of Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) a transaction where such individual derived an improper financial profit (unless it is deemed that such profit is immaterial in light of all of the circumstances) (collectively, "Breach of Duty"). Notwithstanding the foregoing, subject to certain exceptions, the Restated By-laws provide that directors or officers initiating an action are not entitled to indemnification.

    The Restated By-laws also establish certain procedures by which (i) a director or officer may request an advance on his or her reasonable expenses prior to the final disposition of an action, (ii) the Company may withhold an indemnification payment from a director or officer, (iii) a director or officer may be entitled to partial indemnification and (iv) a director or officer may challenge the Company's denial to furnish him or her with requested indemnification. Additionally, the Restated By-laws provide that the adverse termination of an action against an officer or director is not in and of itself sufficient to create a presumption that a director or officer engaged in conduct constituting a Breach of Duty.

    Finally, the Company's Restated Certificate of Incorporation, as amended, contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's "duty of loyalty" (as further defined therein) to the Company or its stockholders, (ii) for acts or omissions not in "good faith" (as further defined therein) or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating in general to the willful or negligent payment of an illegal dividend or the authorization of an unlawful stock repurchase or redemption, or (iv) for any transaction from which the director derived an improper personal profit to the extent of such profit. This provision of the Restated Certificate of Incorporation offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from negligent (except as indicated above) and "grossly" negligent actions taken in the performance of their duty of care, including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

    The Commission has taken the position that the foregoing provisions will have no effect on claims arising under the Federal securities laws.

    The Company maintains a directors' and officers' insurance policy which insures the officers and directors of the Company from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Company.

Item 16. Exhibits


5.1 Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to the legality of securities being registered.*

23.1 Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of Exhibit 5.1).*

23.2    Independent Accountants' consent of Price Waterhouse LLP.

23.3    Consent of Ernst & Young LLP Independent Auditors.

23.4    Independent Accountants' consent of Price Waterhouse -- Melbourne,
        Australia.

24.1    Power of attorney (included on signature pages).*

_______________
*  Previously filed.


Item 17.  Undertakings

        The Company hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The Company hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, State of Connecticut, on December 3, 1997.

                                TEREX CORPORATION

                                By: /s/ Ronald M. DeFeo

                                    ---------------------------------------
                                   Ronald M. DeFeo, President, Chief
                                   Executive Officer and Chief Operating
                                   Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.


       Name                        Title                   Date
       ----                        -----                   ----

/s/ Ronald M. DeFeo        President, Chief Executive    December 3, 1997
---------------------      Officer, Chief Operating
(Ronald M. DeFeo)          Officer and Director
                           (Principal Executive Officer)

/s/ David J. Langevin      Executive Vice President,     December 3, 1997
----------------------     (Acting Principal Financial
 (David J. Langevin)       Officer)

/s/ Joseph F. Apuzzo       Vice President Finance        December 3, 1997
------------------------   and Controller
  (Joseph F. Apuzzo)       (Principal Accounting Officer)

/s/ Marvin B. Rosenberg    Senior Vice President,        December 3, 1997
------------------------   Secretary, Genera
 (Marvin B. Rosenberg)     Counsel and Director

               *           Director                      December 3, 1997
------------------------
 (G. Chris Andersen)

               *           Director                      December 3, 1997
------------------------
 (William H. Fike)

               *           Director                      December 3, 1997
------------------------
(Bruce I. Raben)

               *           Director                      December 3, 1997
------------------------
(David A. Sachs)

               *           Director                      December 3, 1997
------------------------
(Adam E. Wolf)

*By:/s/ Ronald M. DeFeo
   -------------------------
     Ronald M. DeFeo
     Attorney-in-Fact

                                                              EXHIBIT INDEX

Exhibit No.             Description

5.1     Opinion of Robinson Silverman Pearce Aronsohn & Berman
        LLP as to the legality of securities being registered.*

23.1    Consent of Robinson Silverman Pearce Aronsohn & Berman
        LLP (included as part of Exhibit 5.1).*

23.2    Independent Accountants' consent of Price Waterhouse LLP.

23.3    Consent of Ernst & Young LLP Independent Auditors.

23.4    Independent Accountants' consent of Price Waterhouse --
        Melbourne, Australia.

24.1    Power of attorney (included on signature pages).*

----------------
*  Previously filed.